UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Owlized, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation
Delaware

Date of organization
December 24, 2013

Physical address of issuer
1062 Folsom St. Suite 301, San Francisco, CA 94103

Website of issuer
www.owlized.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 31, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (December 31, 2016)	Prior fiscal year-end (December 31, 2015)
Total Assets	$186,328.00	$46,083.00
Cash & Cash Equivalents	$57,849.00	$8,676.00
Accounts Receivable	$20,687.00	$18,272.00
Short-term Debt	$350,439.00	$393,022.00
Long-term Debt	$225,000.00	$145,000.00
Revenues/Sales	$210,835.00	$149,300.00
Cost of Goods Sold	$37,142.00	$116,350.00
Taxes Paid	$0.00	$0.00

Net Income	-$54,795.00	-$355,447.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 14, 2017

FORM C

Up to $1,070,000.00

Owlized, Inc.



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Owlized, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$2.50	$47.50
Aggregate Minimum Offering Amount	$25,000.00	$1,250	$23,750

Aggregate Maximum Offering Amount	$1,070,000.00	$53,500	$1,016,500

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.owlized.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 14, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

        THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

        THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these

statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.owlized.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Owlized, Inc. (the "Company") is a Delaware corporation, formed on December 24, 2013.

The Company is located at 1062 Folsom St. Suite 301, San Francisco, CA 94103.

The Company's website is www.owlized.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Owlized delivers location-based virtual reality time travel experiences that help people connect deeply and emotionally with the most popular destinations on Earth.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	December 31, 2017
Use of proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 28 hereof.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products which have been or will be developed or commercialized. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize those products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide major components for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide major components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems

that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component or set of components.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors in the United States and around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers and suppliers to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our employees, in our data

centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations, and we devote significant resources to protecting our information by utilizing industry-leading encryption protocols and other robust safeguards. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Wei Tao, Ryan Scott, Ron Hupp, and Aaron Selverston. Wei Tao has been a member of the Board of Directors since March 2017. Ryan Scott has been the CTO since December 2016. Ron Hupp has been a VP of sales starting in January 2015 and then became the VP of Operations in June 2015. Aaron Selverston has been a member of the Board since December 2016 and the Company's CEO since December 2013. The Company has or intends to enter into employment agreements with Wei Tao, Ryan Scott, Ron Hupp, and Aaron Selverston although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Wei Tao, Ryan Scott, Ron Hupp, and Aaron Selverston or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Wei Tao, Ryan Scott, Ron Hupp, and Aaron Selverston in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Wei Tao, Ryan Scott, Ron Hupp, and Aaron Selverston die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient

Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products free of any legal restrictions. If we are unsuccessful in developing new products in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required components or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as tourism where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as virtual and augmented reality head-mounted displays and mobile devices. Such changes may impact the revenue we are able to generate from our own distribution methods by decreasing the audience share on our platform. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.
We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute immersive media and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as content studios and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring

additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Topfoison, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 68.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum

Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Owlized delivers location-based virtual reality time travel experiences that help people connect deeply and emotionally with the most popular destinations on Earth.

Business Plan
The Company is committed to bringing the best virtual reality experiences to the public through its innovative hardware, software and services. The Company's business strategy leverages its unique ability to design and develop its own source code, hardware, application software and services to provide its customers products and solutions with innovative design, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its platform for the discovery and delivery of third-party virtual reality content and applications. We allow customers to experience time travel through a variety of devices, including OWL VR and mobile devices. The Company also supports a community for the development of third-party VR experiences that complement the Company's offerings.

History of the Business
Owlized was conceived in 2013 by co-founder Aaron Selverston in order to develop a location-based media platform that would help the public visualize the future of proposed construction projects. The idea was born out of consulting work Mr. Selverston was doing at the time, in which a client asked him to develop a political campaign for a proposed arts district in downtown San Francisco. The OWL was meant to be a tool for showing voters what the arts district would look like. Owlized partnered early on with Autodesk to help prototype the OWL, and the first proof-of-concept debuted in the summer of 2013 for the city of San Francisco, which was planning a $450 million redevelopment of Market Street. That initial project was a big success, leading to more work with the city and providing the traction needed to grow the company and raise angel investment.

Since then, Owlized has grown to a five-person team, has completed dozens of successful deployments for major government, non-profit and private sector clients, and has continued to develop the product into the production-ready version that exists today. Those years of experience has also positioned the Company to take full advantage of the opportunity presented by tourist attractions, which the OWL is ideally suited to address.

The Company's Products and/or Services

Product / Service	Description	Current Market
OWL VR	OWL VR is a location-based 2D and virtual reality kiosk that transports the user backward or forward in time by displaying 360-degree views of the future and/or history of the immediate surrounding environment. OWL VR also collects public input via a survey tool, enabling cities to harvest data from the street.	Civic Tech / Government Corporate Marketing Historic Sites

Pocket Owl	Mobile augmented reality application enabling users to peer in the future or history of the surrounding environment, answer survey questions, and influence the future of cities.	Civic Tech / Government Corporate Marketing Historic Sites

In Spring 2018, the Company expects to make available the "RevGen" version of OWL VR, which adds a credit card terminal to the VR kiosk and enables collection of pay-per-use transactional revenue. Proceeds from this Offering will fund all remaining R&D as well as a demonstration project at a major U.S. tourist attraction which leverages the new technology.

We sell immersive time travel video experiences directly to consumers through individual OWL VR kiosks located at tourist attractions.

Competition
The Company's primary competitors are Timescope and SkyBoy.

We are the first company to introduce a location-based immersive media kiosk, and the only company offering such a product in the United States. Our patent-pending technology represents four years of rigorous R&D, giving us a significant head start on our competition. Our "land grab" strategy of being first in each tourist location will provide us incumbent status, and we will seek exclusivity in each location for 5-10 year terms. Our highly multidisciplinary team and integrated software and hardware technology stack represents a very unique and complex range of disciplines that are rarely found under one roof.

Supply Chain and Customer Base
The OWL VR kiosk represents unique mechanical design, but can be manufactured by any proficient foundries and machine shops, and can easily be scaled by a contract manufacturer. All of the materials used to build the OWL are readily available in any major manufacturing zone, and the internal components are entirely off-the-shelf. Principal suppliers include General Foundry Service Corp., Humboldt Instrument Company, McMaster Carr, Intrinsyc, Arrow Electronics, Amazon and Digikey.

Our current customers are primarily government agencies, but also include advertising/creative agencies and a major commercial real estate developer.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4,698,791	Services	Owlized	June 4, 2017	March 10, 2017	USA
4,501,040	Services	OWL	July 13, 2013	March 25, 2014	USA

Patent pending, USPTO 14/682,969

Governmental/Regulatory Approval and Compliance
We are not subject to any governmental regulations beyond those which apply generally to all businesses.

Litigation
None

Other
The Company's principal address is 1062 Folsom St. Suite 301, San Francisco, CA 94103.

The Company has the following additional addresses:

The Company conducts business in California, Hawaii, New Mexico and New York.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Estimated Attorney Fees	8.00%	$2,000	4.02%	$43,000
Estimated Accountant/Auditor Fees	12.00%	$3,000	0.65%	$7,000
Campaign Marketing	0.00%	$0	4.20%	$45,000
General Marketing	0.00%	$0	3.27%	$35,000
Research and Development	20.00%	$5,000	16.36%	$175,000
Manufacturing	20.00%	$5,000	23.36%	$250,000
Future Wages	20.00%	$5,000	21.03%	$225,000
Accrued Wages	20.00%	$5,000	6.07%	$65,000
Repayment of Debt	0.00%	$0	4.67%	$50,000
General Working Capital	0.00%	$0	16.36%	$175,000
Total	**100.00%**	**$25,000**	**99.99%**	**$1,070,000**

The Company will use the funds raised in the Offering to complete development and manufacturing of its 3D VR kiosk. This will be a second product offering to complement our current 2D VR kiosk.

The Company does not have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Wei Tao

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Member, Board of Directors: March 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder & President, TSA Biocomputing: 2010-Present

Education
Ph.D., Molecular Genetics, University of Iowa Master's Degree, Molecular Biology, Shanghai Institute of Biochemistry Bachelor's Degree, Biochemistry, Fudan University

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Name
Ron Hupp

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder, Owlized VP Sales: January 2015 - June 2015
VP Operations: June 2015-Present
Member, Board of Directors: December 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
VP Sales, Owlized: January 2015 - June 2015
VP Operations, Owlized: June 2015-Present

Education
BS, Computer Science, University of Illinois, Chicago AAS, Data Processing, Harper College

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Name
Aaron Selverston

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder, CEO: December 26, 2013-present
Member, Board of Directors: December 2016-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, Owlized: December 26, 2013-present

Education
Master of Journalism Degree, UC Berkeley Bachelor of Arts Degree (Sociology major, Journalism minor), UC Santa Cruz

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Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Ryan Scott

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO: December 2016-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CTO, Owlized: December 2016-present
Gameplay and Prototyping Engineer, ToyTalk: January 2016-July 2016
Senior Gameplay Engineer, KIXEYE: March 2013-June 2015

Education

Name
Ron Hupp

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder, Owlized
VP Sales: January 2015 - June 2015
VP Operations: June 2015-Present
Member, Board of Directors: December 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
VP Sales, Owlized: January 2015 - June 2015
VP Operations, Owlized: June 2015-Present

Education
BS, Computer Science, University of Illinois, Chicago AAS, Data Processing, Harper College

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Name
Aaron Selverston

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder, Owlized
CEO: December 26, 2013-present
Member, Board of Directors: December 2016-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, Owlized: December 26, 2013-present

Education
Master of Journalism Degree, UC Berkeley Bachelor of Arts Degree (Sociology major, Journalism minor), UC Santa Cruz

---

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in California.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Ryan Scott	Employment Agreement	December 6, 2016	
Ron Hupp	Employment Agreement	January 1, 2017	

Jeff Robers	Consulting Agreement	February 17, 2017	
Brian Byrnes	Consulting Agreement	March 31, 2017	
Sarah Syed	Consulting Agreement	February 7, 2017	May 31, 2017

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class B Convertible Notes
Amount outstanding	95,000
Voting Rights	Each shareholder has full voting rights for shares owned
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	SAFEs will be issued at the same time as when all notes will convert.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

Type of security	Class B Convertible Notes
Amount outstanding	125,000
Voting Rights	Each shareholder has full voting rights for shares owned
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Common Shares for Units of SAFE will be issued at the same time when all notes convert.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

Type of security	Class B Convertible Notes
Amount outstanding	50,000
Voting Rights	Each shareholder has full voting rights for shares owned
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Common Shares for Units of SAFE will be issued at the same time when all notes convert.

Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

Type of security	Class B Convertible Notes
Amount outstanding	335,000
Voting Rights	Each shareholder has full voting rights for shares owned
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Common Shares for Units of SAFE will be issued at the same time when all notes convert.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

The Company has the following debt outstanding:

Type of debt	Short Term Loan
Name of creditor	Kevin Johnson
Amount outstanding	$13,000.00
Interest rate and payment schedule	Personal loans: Kevin Johnson (Founder of Owlized) with no expectation of ROI
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	None

Type of debt	Short Term Loan
Name of creditor	Aaron Selverston
Amount outstanding	$2,500.00
Interest rate and payment schedule	Personal loans: Aaron Selverston (Founder of Owlized) with no expectation of ROI
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	None

Valuation

Based on the Offering price of the Securities, there has been no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a few people. Those people are Aaron Selverston, Kevin Johnson, Ron Hupp and Ryan Scott.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Aaron Selverston	47.6%
Kevin Johnson	20.4%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: introduction of the new 3D 360 VR Kiosk; introduction of the credit card (Pay-Per-View) feature; and product roll-out to a new vertical market focused on tourism.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically Owlized is focused on installing and managing a fleet of pay-per-view 3D VR Kiosks to increase the company revenue and cash flow. The Offering proceeds will have a beneficial effect on our liquidity and will be used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

The Company decided to change its business strategy by pivoting to a new market focusing on consumer pay-per-view design installations.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX Corp.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 15,000,000 shares of common stock, par value $0.0001 per share, of which 8,571,429 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $6,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 90.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $6,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors")

in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does have any shareholder/equity holder agreements in place. A description of such agreement follows: Company has first right of refusal on repurchase of any shares.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration

statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Kevin Johnson
Relationship to the Company	Investor and advisor
Total amount of money involved	$18,000.00 (total)

Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Short term loan
Related Person/Entity	Aaron Selverston
Relationship to the Company	CEO and co-founder
Total amount of money involved	$10,740.00 (total)
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Short term loan
Related Person/Entity	Ron Hupp
Relationship to the Company	VP Operations and Co-Founder
Total amount of money involved	$31,500.00 (total)
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Short term loan

Intellectual Property

Related Person/Entity	Aaron Selverston
Relationship to the Company	CEO and Co-Founder
Total amount of money involved	$0.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Ownership of OWL intellectual property
Description of the transaction	Transfer of ownership of patent

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

OTHER INFORMATION

N/A

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Aaron Selverston
_____
(Signature)

Aaron Selverston
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Ron Hupp
_____
(Signature)

Ron Hupp
_____
(Name)

Director
_____
(Title)

11/14/17
_____
(Date)

/s/Aaron Selverston
_____
(Signature)

Aaron Selverston
_____
(Name)

Director
_____
(Title)

11/14/17
_____
(Date)

/s/Wei Tao
_____
(Signature)

Wei Tao
_____
(Name)

Director
_____
(Title)

11/14/17
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page

EXHIBIT A
Financial Statements

Owlized, Inc.

**Unaudited Financial Statements for the Years Ended
December 31, 2016 and 2015**


OWLIZED, INC.
BALANCE SHEET
As of December 31, 2016 and 2015
(Unaudited)


	2016	2015
TOTAL ASSETS		
Current Assets:		
Cash and cash equivalents	$ 57,849	$ 8,676
Accounts receivable	20,687	18,272
Total Current Assets	78,536	26,948
Non-Current Assets:		
Property and equipment, net	97,792	19,135
Deposits	10,000	0
Total Non-Current Assets	107,792	19,135
TOTAL ASSETS	$ 186,328	$ 46,083
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Current portion of convertible notes	$ 220,000	$ 230,000
Accounts payable	34,158	57,858
Accounts payable - consultants	48,124	82,961
Advances from founders	28,000	14,240
Accrued interest on notes payable	20,157	7,963
Total Current Liabilities	350,439	393,022
Non-Current Liabilities:		
Convertible notes	225,000	145,000
Total Non-Current Liabilities	225,000	145,000
TOTAL LIABILITIES	575,439	538,022
Stockholders' Equity/(Deficit)		
Common Stock, $0.0001 per share, 15,000,000 shares authorized, 8,571,429 shares outstanding	603	600
Additional paid in capital	179,397	24,400
Owner's draw	0	(2,623)
Accumulated deficit	(569,111)	(514,316)
TOTAL STOCKHOLDERS' DEFICIT	(389,111)	(491,939)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 186,328	$ 46,083

The accompanying notes are an integral part of these unaudited financial statements.

OWLIZED, INC.
INCOME STATEMENT
For the Years Ended December 31, 2016 and 2015
(Unaudited)

	2016	2015
Revenues, net	$ 210,835	$ 149,300
Cost of revenues	37,142	116,350
Gross Profit	173,693	32,950
Operating Expenses:		
General and administrative	96,340	161,380
Sales and marketing	19,769	3,005
Research and development	93,177	206,632
Depreciation	9,000	9,000
Total Operating Expenses	218,286	380,017
Loss from operations	(44,593)	(347,067)
Other Income (Expense):		
Gain on sale of assets, net	6,065	0
Interest expense	(16,267)	(8,380)
Total Other Expense	(10,202)	(8,380)
Net Loss	$ (54,795)	$ (355,447)

The accompanying notes are an integral part of these unaudited financial statements.

OWLIZED, INC.

STATEMENT OF STOCKHOLDERS' EQUITY/(DEFICIT)

As of December 31, 2016 and 2015

(Unaudited)

	Common Stock		Additional Paid in Capital	Member Units	Owner's Draw	Accum- ulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount					
Balance as of January 1, 2015	0	$0	$0	$25,000	$(453)	$(158,872)	$(134,325)
Conversion of Company from LLC to C Corporation	6,000,000	600	24,400	(25,000)	0	0	0
LLC Owner draws	0	0	0	0	(2,170)	0	(2,170)
Net Loss	0	0	0	0	0	(355,444)	(355,444)
Balance as of December 31, 2015	6,000,000	600	24,400	0	(2,623)	(514,316)	(491,939)
Conversion of Notes	2,571,429	3	154,997	0	0	0	155,000
LLC Owner draw repayments	0	0	0	0	2,623	0	2,623
Net Loss	0	0	0	0	0	(54,795)	(54,795)
Balance as of December 31, 2016	8,571,429	$603	$179,397	$0	$0	$(569,111)	$(389,111)

The accompanying notes are an integral part of these unaudited financial statements.

OWLIZED, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2016 and 2015

(**Unaudited**)

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$(54,795)	$(355,444)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	9,000	9,000
Gain on sale of assets, net	(6,065)	0
Accrued interest payable on convertible notes	12,194	7,857
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(2,415)	(18,272)
(Increase) Decrease in deposits	(10,000)	650
Increase (Decrease) in accounts payable	(58,537)	138,664
Net Cash Used In Operating Activities	(110,618)	(217,545)
Cash Flows From Investing Activities		
Proceeds from sale of fixed assets	16,200	0
Purchase and development of fixed assets	(97,792)	0
Net Cash Used In Investing Activities	(81,592)	0
Cash Flows From Financing Activities		
Proceeds from issuance of convertible notes	225,000	145,000
Owner draws	2,623	(2,170)
Advances from founders	13,760	14,240
Net Cash Provided By Financing Activities	241,383	157,070
Net Change In Cash	49,173	(60,475)
Cash at Beginning of Period	8,676	69,151
Cash at End of Period	$57,849	$ 8,676
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 4,073	$ 523
Cash paid for income taxes	0	0
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of convertible notes payable	$ 155,000	$ 0

The accompanying notes are an integral part of these unaudited financial statements.

OWLIZED, INC.
NOTES TO FINANCIAL STATEMENTS
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Owlized, Inc. (the "Company") was incorporated on December 24, 2013 ("Inception") in the state of Delaware originally as an LLC entity. On February 20, 2015, the Company converted its legal entity from an LLC to a C Corporation. The Company is headquartered in San Francisco, California. The Company develops and manufactures location-based virtual reality kiosks offering time travel experiences to people visiting various destinations on Earth.

Since Inception, the Company has relied on securing loans and advances from founders to fund its operations. As of December 31, 2016 and 2015, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2016 and 2015, the Company is operating as a going concern. See Note 1 and Note 9 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2016 and 2015, the Company had $57,849 and $8,676 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial

strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2016 and 2015, the Company did not have an allowance for doubtful accounts.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, no impairment was recorded for the years ended December 31, 2016 and 2015.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through February 20, 2015 as the Company operated as an LLC and was not subject to income taxes as the income and losses were reported on the owners' individual tax returns. From February 2015 through December 31, 2016, the Company had incurred losses and therefore was not subject to income taxes. In addition, there is a 100% valuation allowance against the net operating loss generated by the Company as of December 31, 2016. The Company is taxed as a "C" Corporation as

of December 31, 2016.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2016, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Recent Accounting Pronouncements

In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i)

provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – PROPERTY AND EQUIPEMNT

Property and Equipment as of December 31, 2016 and 2015 consists of the following:

	December 31,	
	2016	2015
Rental Units	$ 0	$ 37,135
Work in progress	97,792	0
	97,792	37,135
Less accumulated depreciation	0	(18,000)
	$ 97,792	$ 19,135

Depreciation expense totaled $9,000 and $9,000 for the years ended December 31, 2016 and 2015, respectively.

NOTE 4 – LONG-TERM DEBT

Long-term debt consists of:

	2016	2015
4% convertible note payable, unsecured	$ 350,000	$ 280,000
5% convertible note payable, unsecured	95,000	95,000
Total long-term debt	445,000	375,000
Less current maturities	(220,000)	(230,000)
Long-term debt, less current maturities	$ 225,000	$ 145,000

The convertible notes ("Notes") are automatically convertible into equity on the completion of an offering of $1,000,000 or more gross proceeds from the sale of preferred stock ("Qualified Financing"). Upon a change of control of at least 50% of the outstanding capital stock of the Company or upon the sale or disposition of a majority of the assets of the Company that occurs before a Qualified Financing, the outstanding principal and accrued interest related to the Notes will be paid back to the lenders at a premium of two times the outstanding principal plus the amount of accrued interest. After the maturity date, payment of principal and interest can be required if at least 85% of the lenders request in writing repayment. The conversion price is equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the outstanding convertible notes, on the date of conversion, by the lower of (i) the price per equity security sold to the investors in the Qualified Financing or (ii) the quotient resulting from dividing $3,500,000 (the "Valuation Cap") by the common equity outstanding on a fully-diluted basis. Notes equal to $50,000 have a Valuation Cap of $5,000,000 and Notes equal to $175,000 have a Valuation Cap of $6,000,000.

In December 2016, the Company converted $155,000 of Notes originally issued to one of the founders in December 2014 into 2,571,429 of shares of common stock. The Notes had an original maturity date of December 2016.

Future maturities of long-term debt are as follows as of December 31, 2016:

Years Ending December 31,	Amount
2017	$ 220,000
2018	225,000
2019	0
2020	0
2021	0
Thereafter	0
Total	$ 445,000

NOTE 5 – INCOME TAX PROVISION

From the Company's inception in December 2013, to February 20, 2015, the Company was not subject to Federal and state income taxes since it was operating as a Limited Liability Corporation ("LLC"). Accordingly, the Company's

taxable income or loss was allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements for the periods prior to February 20, 2015. For periods after February 20, 2015, the Company has been filing as a "C" Corporation.

On February 20, 2015, the Company converted from an LLC to a C Corporation and, as a result, became subject to Federal and state income taxes.

The Company's income tax returns for 2016 and 2015 have been filed and the net operating loss will expire in 2036 and 2035, respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

Advances from Related Party

From time-to-time, two of the founders have advanced the Company money. In aggregate, $28,000 and $14,240 was advanced and outstanding as of December 31, 2016 and 2015, respectively. This amount was classified as "Advances from Founders" on the accompanying Balance Sheet.

NOTE 7– STOCKHOLDERS' EQUITY

In February 2015, as part of the conversion of the Company from a LLC to a C Corp, the Company issued 6,000,000 shares of Common Stock to the original founder.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or its founders.

Leasing Commitments
The Company leases an office space under a month-to-month agreement. During the years ended December 31, 2016 and 2015, the Company recognized rent expense associated with this lease of $21,813 and $19,078, respectively.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2013 and has incurred a loss in each of the years ended December 31st since 2013. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 10) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Issuance of Convertible Notes

In January and May, 2017, the Company issued Notes equaling $85,000 and $75,000, respectively. The convertible notes ("Notes") are automatically convertible into equity on the completion of an offering of $1,000,000 or more gross proceeds from the sale of preferred stock ("Qualified Financing"). Upon a change of control of at least 50% of the outstanding capital stock of the Company or upon the sale or disposition of a majority of the assets of the Company that occurs before a Qualified Financing, the outstanding principal and accrued interest related to the Notes will be paid back to the lenders at a premium of two times the outstanding principal plus the amount of accrued interest. After the maturity date, payment of principal and interest can be required if at least 85% of the lenders request in writing repayment.   The conversion price is equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the outstanding convertible notes, on the date of conversion, by the lower of (i) the price per equity security sold to the investors in the Qualified Financing or (ii) the quotient resulting from dividing $6,000,000 (the "Valuation Cap") by the common equity outstanding on a fully-diluted basis.

Anticipated Issuance of Stock Options

The Company has agreed to issue options to two key employees when the Company adopts a stock option plan. One grant will be equal to thirteen percent of the equity interest in the Company and will vest 25% on the date of grant, and the remaining 75% equally at the end of the three years following the date of grant. The second grant is for an option to purchase 906,352 shares of common stock. A total of 24,000 Stock options will be granted at the fair market value at the date of grant and the unvested options are subject to cancellation by the Company upon employee's termination. The vested shares may be repurchased by the Company based on the most recent valuation performed by the Company and are subject to a right of first refusal if the employee intends to transfer all or any part of the equity interest acquired through this grant of stock options.

Anticipated Crowdfunded Offering

The Company is offering up to 1,070,000 Simple Agreements for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by December 31, 2017 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc., (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through November 13, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

MLM Care Corp.
Melora L. Galasso
Certified Public Accountant

Independent Accountant's Review Report

Executive Officers
Owlized, Inc.

We have reviewed the accompanying financial statements of Owlized, Inc., which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of income, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 9 to the financial statements, the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should Owlized, Inc. be unable to continue as a going concern. Our conclusion is not modified with respect to this matter.



M. L. Galasso

Melora L. Galasso
MLM Care Corp.
Mount Sinai, New York
November 13, 2017

EXHIBIT B
Video Transcript

Owlized Video Transcript

Owlized is a time travel company.

So, we are kind of working at the intersection of virtual reality and place, and our goal is to help people connect emotionally, deeply with the most visited destinations on earth.

Our VR is like the classic coin operated binoculars, but when you move the head around, instead of seeing the present moment, you travel into the past. Just walk up, swipe your credit card, look into the virtual reality lenses, and boom, now you are standing in the same spot 150 years ago. Imagine you go to visit the Golden Gate Bridge, and when you look through the Owl, there's no bridge there, because it hasn't been built yet. And then, the bridge gets constructed, right before your eyes.

More and more people look to new technology to learn or to experience or to do something cool. So a real significant goal is to bring more and more people into the park by reaching out and using exciting tools to say "this is an interesting place, here is how to get ready, here is how to go deeper." People love seeing the continuum of the story; how did the landscape change overtime. I think there will be more and more people who will come and want to experience the park through learning through Owlized. Redwood City has a long history, we have been around for 150 years, so in May we had a giant festival in Court House Square, and as part of that we brought Owlized in. So, through looking through the Owl for the first time, it really gave a sense of what was there, you get a 360 degree view, you can look up and down, and it tells a story as well while you are looking through it. When you go to the center of Redwood City today and you see the tall buildings around there, and all of the new construction, and then you look in the Owl and realize that when the city was builty, none of that was there, it allows the community to take a peak back into what the Downtown area looked like 150 years ago.

Five years from now people will associate Owlized with time travel, so that when you visit the Grand Canyon, the Eiffel Tower, the Great Wall of China, you will expect to see Owls there so that you can experience that place and the history of that place like you simply can't get any other way.

EXHIBIT C
Offering Page

Republic

For investors   For companies   About   Blog   ✉ 1   ⚡   👤 ▾

Owlized

Travel through time using OWL VR when visiting the most popular places on Earth

EDUCATION   VETERANS   HARDWARE   DIGITAL MEDIA   TECH   ENTERTAINMENT   TRAVEL   VR   B2B

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TIME LEFT TO INVEST
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Deal highlights:

- The world's first location-based VR kiosk, enabling powerful "time travel" experiences at the most popular destinations on Earth

- Multiple awards include TiE50 Top Startup 2017, Re:Tech 20 Top 20 Real Estate Technology Startup, 2016 Innovation and Technology Award

- More than 50,000 users and $400,000 in sales to date

Deal terms

Funding goal *i*	Investment size
$25K – $1.07M	min $50, max $107K

Type of security	
Crowd Safe · Learn more	

Discount	Valuation cap
10%	$6,000,000

Perks

Get additional perks from Owlized for your investment

INVEST
$50

RECEIVE

Enthusiast Level: Mobile virtual reality viewer, by DodoCase. Receive a premium mobile VR viewer featuring Owlized branding. Simply place your iPhone or Android phone into the viewer and experience the magic of VR!

- Graduate of UC Berkeley's prestigious SkyDeck accelerator (2017)

- Major national press coverage on NPR, Scientific American, Fast Company, Planning Magazine, and significant coverage on KTVU, KCBS, KRON, and *San Francisco Chronicle*

- Major clients include FEMA, City of San Francisco, Los Angeles Dept. of Transportation, City of Santa Monica, City of Fremont, City of Palo Alto, Lennar Urban, and City of Redwood City

- A growing $4+ billion tourism market, hungry for profit-increasing tech innovation

Invest in Owlized

Problem: Time travel is impossible.

Humans yearn to discover our shared history when we travel, but it's hard to connect deeply with the past. We listen to audio tours and read guide books, and yet we struggle to appreciate what it must have felt like to actually *be there* during the moments that matter most.



We yearn to connect deeply with our past.

U.S.S. ARIZONA WAR MEMORIAL AT PEARL HARBOR

QUANTITY
Limited (1000 left of 1000)

INVEST
$250

RECEIVE
Journeyer Level: Receive all above perks PLUS All-Access pass through 2022. You'll receive a custom pass giving you free, unlimited access to any OWL in the world for five years.

QUANTITY
Limited (500 left of 500)

INVEST
$1,000

RECEIVE
Rad Level: Receive all above perks but now your All-Access OWL pass lasts forever.

QUANTITY
Limited (100 left of 100)

INVEST
$5,000

RECEIVE
Super Rad Level: All above perks, plus and you'll receive an additional 5 lifetime All-Access passes and 50 single use guest passes.

QUANTITY
Limited (50 left of 50)

INVEST
$25,000

RECEIVE
Dolorean Level: This package includes all of the above perks, plus the creation of your own 3D avatar, which will be turned into a character inside an actual OWL experience at our most popular OWL site for millions of people to see.

QUANTITY
Limited (25 left of 25)

INVEST
$50,000 or more

RECEIVE
Great Scott Level: This level includes all the above perks plus a weekend vacation in San Francisco or Los Angeles in 2018 and VIP access to the ribbon-cutting ceremony celebrating the launch of a new project.

QUANTITY
Limited (4 left of 4)


We will use any tools available to do so.


But they don't transport our imagination.

OWL Transports You Into The Past


Fox
Fox
Club Fox

Documents

Official filing on SEC.gov

Form C

Company documents

No documents added yet.

Redwood City, CA - Today



Redwood City, CA - 150 Years Ago

Owlized delivers locational virtual reality experiences that enable time travel at the most visited destinations on Earth. OWL VR, the world's first outdoor VR kiosk, marries VR and the physical world, creating a window into another time, enabling you to experience the past as if you were really standing there.



Our locational VR platform offers an unforgettable experience to the public as well as significant transactional revenue to cities, parks, tourist attractions and historic sites.

How it Works



PAY BY PHONE OR CARD
SCAN OR SWIPE
IMMERSE

Just walk up to the OWL and pay a few bucks with your credit card or phone, then experience a 2-minute time travel 3D video showing you the history of the place you're standing. You can move the OWL head 360-degrees, just like the old-fashioned coin-operated binoculars.

Each OWL experience is produced by an exclusive Owlized studio partner. Similar to a movie studio earning revenue from box office ticket sales, our partners earn a percentage of revenue from each credit card swipe.

Business Model

$3 per view
$400K/year transactional revenue for every 1M annual visitors
Rev share with clients and content producers
$100K average project budget, break-even in 4 months

We estimate revenue from each OWL deployment to be at least $400,000 per year, which then gets split between the tourist site and our studio partners. This provides an incredible source of income for cash-strapped parks and historic sites, and a recurring revenue source for world-class virtual reality studios.

Competitive Landscape



No one packs a VR headset with them when they travel, and that's not likely to substantially change in the future. Even augmented reality glasses fail to provide a fully-immersive, convincing time travel experience. The only way to truly *feel* like you've travelled back in time is with a rugged, weatherproof, outdoor VR kiosk, and Owlized is the *only* company in the USA that makes one.

Traction



Our prototype OWL, which is free to the public, has been used by dozens of major clients, including the Cities of San Francisco, Los Angeles, Palo Alto, Santa Monica, and Redwood City, as well as by Fortune 500 companies and top advertising agencies. With more than 50,000 OWL users to date and more than $450,000 in sales, we have already proven that there is strong demand for location-based immersive experiences.

We have also secured our first contracts with world-class VR studio partners to produce OWL VR experiences at tourist attractions at zero cost to Owlized, in exchange for revenue share. Additionally, we have secured our first memorandum of understanding (MoU) at one of the top 5 most popular West Coast tourist attractions, in Los Angeles, in a deal with revenue potential exceeding $1.5M annually. A second such deal is pending at a second Top 5 West Coast attraction in the San Francisco Bay Area, launching Summer 2018.

Globally we estimate this addressable market to be worth $4B, and Owlized has a powerful first-mover advantage, patent pending, and mature sales channels which will

enable us to scale quickly while boxing out competitors.

SKY)ECK

Berkeley
UNIVERSITY OF CALIFORNIA

Owlized has scooped up numerous awards and recognition to date. In addition to our acceptance into UC Berkeley's highly prestigious and competitive SkyDeck startup accelerator, we have also been honored with the following:



- Certificate of Special Congressional Recognition (U.S. Congresswoman Barbara Lee).

- Certificate of Recognition (California Assemblymember Rob Bonta)

- TiE50 Top Startup (TiE Silicon Valley)

- 2016 Innovation and Technology Award (San Leandro Chamber of Commerce)

- Launch! Festival Top 10 AR/VR Startup.

- Re:Tech 20 Top 20 Real Estate Technology Startup (Re:Tech)

- Certificate of Commendation (Alameda County Supervisor Wilma Chan)

Go-To-Market Strategy



LEADS
$44M / Year
Zoos + Aquariums
National Parks
State Parks
Attractions
OPPORTUNITIES
$1.5M / Year
MONTICELLO
RAILROAD MUSEUM
The Tech
Museum of Innovation
sfac
san francisco arts commission

Our go-to-market strategy is to launch at our first two tourist attractions in 2018 in California, then raise more capital and scale quickly to the next 25 locations. With more than $44 million per year worth of leads and $1.5 million per year worth of opportunities we're actively pursuing, we are poised to quickly become the market leader and for Owlized to become a household name for tourists globally.

Team

Aaron Selverston
Co-Founder / CEO
Three-time founder
Nationally recognized reporter and editor at AOL, PBS, NPR, KTVU
Ryan Scott
Co-Founder / CTO
25-year full stack software + hardware engineer
Two-time founder
Game Engineer, Disney Mobile
Ron Hupp
Co-Founder / VP Ops
Two-time founder
IT Director, Oracle
Financial Systems Manager, Motorola
Jeff Robers
VP Sales
25-year senior technical sales
National/Major Account Manager, Sprint
Aol.
PBS
npr
ORACLE
MOTOROLA
Sprint

Invest in Owlized today.

Invest in Owlized



OWLIZED
Let's make history.

About Owlized

Legal Name
Owlized, Inc.

Founded
Dec 2013

Form
California Corporation

Employees
2

Website
http://www.owlized.com





Social Media

Headquarters

Cesar Chavez St
Billy Goat Hill
BERNAL HEIGHTS
GLEN PARK
101
135 Miguel Street , San Francisco, CA
PORTOLA
Map data ©2017 Google

Owlized team

Everyone helping build Owlized, not limited to employees



Aaron Selverston

CEO + Co-Founder

Passionate about harnessing the power of immersive media to improve the human experience and our relationship to place.





Ryan Scott

CTO + Co-Founder

Exploring the opportunities to effectively bring powerful VR experiences to everyday people.





Ron Hupp

VP Operations + Co-Founder

Responsible for day-to-day management of the company: Manufacturing, Operations, Vendor relationships, Accounting/Finance, Legal, HR









Jeff Robers

VP Public Engagements

Self-motivated, results-driven, highly experienced sales professional with a strong record of success.





Brian Byrnes

Project Manager

Pioneering the use of VR to enhance the visitor experience on public lands and tourist attractions.





Wei Tao

Board Member



Michael Naimark

Advisor



Lon Addison

Advisor



John Busch

Advisor

Press

Article URL   Add press

The article should mention the company directly and come from a reputable source.



SANTA CRUZ: Technology shows what areas could look like in the future

KION · Oct 11, 2017

Santa Cruz County leaders gathered Tuesday at the corner of Soquel Drive and Chanticleer Ave in Santa Cruz to unveil new visual technolog...

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Want to See Global Warming's Potential Impact on Santa Monica Beaches?

L.A. Weekly · Nov 17, 2016

A few decades from now, your favorite sunning spot along the beach in Santa Monica could succumb to the fish as a result of global warmin...

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New San Mateo installation helps public visualize rising sea level

The Mercury News · Aug 4, 2016

SAN MATEO - One of the hardest things about fighting climate change is making its future effects, which may seem theoretical or abstract,...

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'Owl' brings new views of Napa River

🅡 Napa Valley Register · Jul 15, 2014

The Napa of the 1900s is usually seen only via vintage photographs in museums or history books. But local civil engineer Hugh Linn has he...

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Envisioning Urban Futures Through An Old-Fashioned Viewfinder - Where busines...

🅓 Co.Design · Jul 22, 2013

This is how Tristan Randall envisions the future: you're walking down a city street, and you come across a gadget that looks like an old-...

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A Device to Visualize Your Climate Change Future - Science Friday

SCI FRI Science Friday

Research out this week shows that globally, 40 percent of adults have never heard of climate change. Among the 60 percent of humanity in ...

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New Virtual Reality Installation Reveals How Sea-Level Rise Will Affect Bay A...

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A San Francisco technology company is helping Bay Area residents visualize in 3-D how their neighborhoods could look under three feet of ...

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Invention that could turn project opponents into supporters

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A new gadget could help developers turn project opponents into supporters. Called OWLS, the 300-pound, metal-covered machines look much l...

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Virtual reality comes of age in manufacturing

CW ComputerWeekly.com

Are we on the cusp of a virtual reality revolution? Would it be unreasonable to suggest we will have virtual reality headsets in the livi...

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Using virtual reality to bring tourists to Albuquerque? Visit Albuquerque say...

📊 Albuquerque Business First



Bay Area start-up working to raise awareness about rising sea levels

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Owl Viewers Merge Coin-Op Classic With Augmented Reality | Articles | Vending...

VT Vendingtimes

Interactive, branded experiences are a big deal. Virtual reality products are expected to drive $3.8 billion by the end of 2016, and big …

COYOTE POINT, Calif. (KTVU) -- The phrase "wise as an owl" has taken on new meaning. That's because a Bay Area start-up is working with C...

Vending Times Articles & News - Vending Times covers all aspects of the vending industry from micromarkets, bulk vending, coin op, arcade...

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FAQ

What is OWL VR? ›

What makes OWL VR unique?

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How much does it cost a tourist attraction?

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What is OWL VR?

OWL VR® enables tourists to experience time travel when visiting the most popular destinations on Earth. OWL VR is a self-service pay-per-use virtual reality kiosk which plays location-based 360-degree 3D video, enabling important historic moments to be brought to life as you were standing in the same location, but in the past. OWL VR is designed for interactive use with user-controlled pan and tilt, button controls, audio playback, and payment processing via credit card. OWL VR is vandal-resistant, reliable and weatherproof, built to endure the harshest environments that tourists visit.

OWL VR offers site operators like Pier 39 both a world class historic attraction which enhances the visitor experience by celebrating the unique cultural heritage of the site, and a healthy recurring revenue stream, generated one credit card swipe at a time.

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